UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Ares Management Corporation

(Name of Issuer)

Class A common stock, par value $0.01 per share

(Title of Class of Securities)

03990B 101

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03990B 101

1.	Names of Reporting Persons Ryan Berry

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,232,155

	6.	Shared Voting Power 0 (see Item 4(a))

	7.	Sole Dispositive Power 1,232,155

	8.	Shared Dispositive Power 0 (see Item 4(a))

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,232,155 (see Item 4(a))

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.8% (see Item 4(b))

12.	Type of Reporting Person (See Instructions) IN

Item 1.

	(a)	Name of Issuer Ares Management Corporation
	(b)	Address of Issuer’s Principal Executive Offices 2000 Avenue of the Stars, 12th Floor Los Angeles, California 90067

Item 2.

	(a)	Name of Person Filing Ryan Berry
	(b)	Address of Principal Business Office or, if none, Residence 2000 Avenue of the Stars, 12th Floor Los Angeles, California 90067
	(c)	Citizenship Canada
	(d)	Title of Class of Securities Class A common stock, par value $0.01 per share (“Class A Common Stock”)
	(e)	CUSIP Number 03990B 101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned:

Mr. Berry directly holds 146,287 shares of Class A Common Stock, 663,140 Restricted Units, each of which represents the right to receive one share of Class A Common Stock subject to certain vesting conditions, and stock options to purchase 422,728 shares of Class A Common Stock, which are fully vested. Mr. Berry, together with Michael J Arougheti, R. Kipp deVeer, David B. Kaplan, Michael R. McFerran, Antony P. Ressler and Bennett Rosenthal (each, a “Board Member” and collectively, the “Board Members”) manage Ares Partners Holdco LLC (“Ares Partners”). Mr. Ressler generally has veto authority over decisions of the Board Members. Ares Partners is the general partner of Ares Owners Holdings L.P. (“Ares Owners”). Ares Owners directly holds 20,454,774 shares of Class A Common Stock on behalf of its limited partners and an aggregate of 112,447,618 partnership units of the Ares Operating Group (“AOG Units”) on behalf of its limited partners. Each AOG Unit is exchangeable for one share of Class A Common Stock, subject to certain restrictions. Ares Owners holds 46,866 AOG Units on behalf of Mr. Berry, or on behalf of a vehicle controlled by Mr. Berry, as a limited partner of Ares Owners. Mr. Berry expressly disclaims beneficial ownership of any shares that may be acquired upon exchange of such AOG Units, for purposes of Section 13(d) of the Act and the rules thereunder. Based solely on information reported in Statements on Schedule 13G filed by Ares Owners and the other Board Members, the shares of Class A Common Stock held by Ares Owners, if aggregated with the shares beneficially owned by each of the individual Board Members, would equal 136,855,865 shares of Class A Common Stock in the aggregate, including shares that may be acquired upon the exchange of AOG Units held by Ares Owners and shares of Class A Common Stock that may be acquired by the individual Board Members upon the vesting of or exercise of Restricted Units or stock options held by such Board Member, representing 52.05% of the outstanding shares of Class A Common Stock (assuming the exchange of AOG Units held by Ares Owners and the vesting of or exercise of Restricted Units and stock options held by the Board Members).

Mr. Berry expressly disclaims the existence of, or membership in, a “group” within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder with Ares Owners, Ares Partners, and the other Board Members, as well as beneficial ownership with respect to any shares of Class A Common Stock beneficially owned by Ares Owners, Ares Partners, or the other Board Members, and neither the filing of this statement on Schedule 13G nor any of its contents shall be deemed to constitute an admission by Mr. Berry that he is the beneficial owner of any of the shares of Class A Common Stock referred to herein for purposes of Section 13(d) of the Act other than those shares reported on the cover page of this Schedule 13G, and such beneficial ownership is expressly disclaimed by Mr. Berry.

(b)

Percent of class:

The information contained on the cover page to this Schedule 13G is incorporated herein by reference. The percentage amount is based on an aggregate of (i) 147,182,562 shares of Class A Common Stock outstanding as of December 31, 2020, and (ii) assumes the vesting of or exercise of Restricted Units or stock options held by Mr. Berry, for a total of 148,268,430 shares of Class A Common Stock.

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote The information contained on the cover page to this Schedule 13G is incorporated herein by reference.
(ii) Shared power to vote or to direct the vote The information contained on the cover page to this Schedule 13G is incorporated herein by reference.
(iii) Sole power to dispose or to direct the disposition of The information contained on the cover page to this Schedule 13G is incorporated herein by reference.
(iv) Shared power to dispose or to direct the disposition of The information contained on the cover page to this Schedule 13G is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2021
Date

/s/ Ryan Berry
Signature

Ryan Berry
Name/Title

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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